Sino Clean Energy, Inc.

Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi’an, Shaanxi Province, PRC

December 17, 2010

VIA EDGAR AND FACSIMILE

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Mailstop 4631

Washington, D.C. 20549

Re:  Sino Clean Energy, Inc: Registration Statement on Form S-1 (File No. 333-167560)

Dear Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Sino Clean Energy, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 5:00 p.m. (Washington, D.C. time), on December 21, 2010, or as soon as practicable thereafter.  The Company is aware of its obligations under the Securities Act.

The Company hereby reserves the right to withdraw this request orally and grants such right to its counsel, Mitchell Nussbaum, Esq. and Tahra Wright, Esq., of the law firm Loeb & Loeb LLP.

The Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tahra Wright, Esq. at 212-407-4122 of Loeb & Loeb LLP, counsel to the Company, with any questions about this acceleration request.

Very truly yours,

Sino Clean Energy, Inc.

By:	/s/ Baowen Ren
Name:	Baowen Ren
Title:	Chief Executive Officer